

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Ltd
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom , Kowloon
Hong Kong

>   **Re: HUTCHMED (China) Ltd**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **Filed March 3, 2022**
>   **Form 6-K Filed March 3, 2022**
>   **File No. 001-37710**

Dear Mr. Cheng:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page 3

1.　　Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and where subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

2.　　Please revise the definitions of China and PRC to include Hong Kong and Macau.

D. Risk Factors, page 7

3. We note your disclosure that you face various legal and operational risks and uncertainties as a company with substantial operations in China. Please expand your disclosure to make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

4. Provide a clear description of how cash is transferred through your organization. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in

China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless

Risks Relating to Our ADSs, page 52

7. We note your disclosure of your delisting risk due to lack of PCAOB inspection of your auditor under the HFCAA. Please revise to disclose that you have been identified under the HFCAA delisting conclusive list, as issued by the SEC. Please also expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

27. Segment Reporting, page F-44

9. We note your statement that segment operating (loss)/profit is the performance measure used by the CODM. We further note that in addition to presenting segment operating (loss)/profit, you are also presenting net (loss)/ income attributable to the Company for each reportable segment. As previously requested in comment 2 in our letter dated December 31, 2019, please revise your presentation to include the one performance measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28, ASC 280-10-55-9 through 55-10 and your response letter dated January 15, 2020.

10. Please revise your presentation of customer concentrations for total revenue to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C for example. This will allow an investor to understand if there are any changes with the major customers between the periods presented. Finally, disclose the segment(s) that generated the revenues.

Form 6-K Filed March 3, 2022

Exhibit 99.1

11.   We note your presentation of the liquidity measure, adjusted group (non-GAAP) net cash flows along with the reconciliation from cash, cash equivalents and short-term investments at the end of the year. Please tell us how you determined that cash, cash equivalents and short-term investments at the end of the year is the most directly comparable US GAAP measure rather than net cash used in operating activities. Refer to Rule 100(a) of Regulation G for guidance.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences